Item 77D/77Q1(B) – Policies with Respect to Securities Investments:

Columbia Strategic Municipal Income Fund

Effective April 18, 2016, the Fund made certain changes to its principal investment strategies and investment policies. A change was made to the Fund’s 80% policy to allow securities the income on which is subject to the federal alternative minimum tax (AMT) to count towards compliance with the policy. In connection with this change, the principal investment strategies changed. Such revised policies are described in a supplement to the Fund’s prospectus filed with the Securities and Exchange Commission on April 18, 2016 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-16-544154), which is hereby incorporated herein by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.